Filed pursuant to Rule 433

Registration Statement No. 333-228158

Issuer Free Writing Prospectus dated February 13, 2020

Relating to Prospectus Supplement dated February 13, 2020

Relating to Prospectus dated December 26, 2018

TERM SHEET

Energy Fuels Inc.

Bought Deal Public Offering of Common Shares

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada (other than Québec). A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, and other documents the company has filed on EDGAR and SEDAR before making an investment decision.

A prospectus supplement (the “Prospectus Supplement”) to the base shelf prospectus dated December 26, 2018 will also be filed with the Securities and Exchange Commission (“SEC”) in the United States and will contain important information relating to the securities described in this term sheet. The issuer has filed a registration statement (including a base shelf prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed and will file with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, as supplemented, if you request it by contacting Cantor Fitzgerald & Co., Attention: Equity Capital Markets, 499 Park Avenue, 6th Floor, New York, New York, 10022 or by email at prospectus@cantor.com or Cantor Fitzgerald Canada Corporation, attention: Equity Capital Markets, 181 University Avenue, Suite 1500, Toronto, ON, M5H 3M7, email: ecmcanada@cantor.com.

Issuer:	Energy Fuels Inc. (the “Company”)
Issued Securities:	11,300,000 common shares of the Company (the “Common Shares”), the offering of such Common Shares (the “Offering”).
Size of Issue:	US$16,611,000 (US$19,102,650 if the Underwriters’ Option is exercised in full).
Issue Price:	US$1.47 per Common Share (the “Issue Price”)
Over-Allotment Option:

The Underwriters will have an over-allotment option, exercisable, in whole or in part, in the sole discretion of the Underwriters (as defined below), at any time on or before the day that is the 30th day following the date of the Prospectus Supplement, to purchase up to an additional 1,695,000 Common Shares at the Issue Price on the same terms and conditions as set forth herein.

Underwriters:

Cantor Fitzgerald & Co. (“Cantor”) will act as lead underwriter and sole bookrunner on behalf of a syndicate of underwriters (together with Cantor, the “Underwriters”). Common Shares will be offered in Canada through Cantor Fitzgerald Canada Corporation.

Form of Underwriting:

“Bought deal” offering by way of a Canadian prospectus supplement to the Company’s base shelf prospectus in Canada, and U.S. prospectus supplement to the Company’s shelf registration statement in the United States, subject to a mutually acceptable underwriting agreement.

Plan of Distribution:

The Underwriters may sell Common Shares in each of the Provinces of Canada other than Québec, or in the case of Cantor, in Canada through its Canadian affiliate, Cantor Fitzgerald Canada Corporation. Subject to applicable law, the Underwriters may offer to sell the Common Shares outside of the United States and Canada.

Jurisdictions:

The United States and all provinces of Canada (except Québec). The Common Shares may also be offered in those jurisdictions outside of Canada and the United States as agreed to by the Company and the Underwriters provided that no prospectus filing or comparable obligation arises and the Company does not thereafter become subject to continuous disclosure obligations in such jurisdictions.

Underwriters’ Fees:	The Company shall pay the Underwriters a commission equal to 6.0% of the gross proceeds of the Offering.
Use of Proceeds:

The Company intends to use the net proceeds of the Offering to provide the Company with additional financial flexibility and enhanced options with respect to any or all of the following: (i) to fund various activities required to increase uranium and/or vanadium production at the Company’s properties in response to President Trump’s budget for fiscal year 2021, including: wellfield construction and other enhancements at the Company’s Nichols Ranch ISR Project in Wyoming, development and mining activities at the Company’s La Sal Complex in Utah, development and mining activities at the Company’s Canyon Mine in Arizona, exploration drilling, development activities and wellfield construction at the Company’s Alta Mesa Project in Texas, exploration, permitting and development activities at the Company’s other projects, and various capital and sustaining capital expenditures at the Company’s White Mesa Mill and other projects; (ii) to continue to pursue additional revenue-generating activities at the White Mesa Mill, including alternate feed material processing and land clean-up activities; (iii) to continue to finance evaluation of the high-grade uranium and copper mineralization at the Company’s Canyon Mine, including further evaluation of processing options at the White Mesa Mill for the copper resources; (iv) to continue permitting the Company’s projects, including Roca Honda; (v) to repay all or a portion of the Company’s convertible debentures; (vi) for general corporate needs and working capital requirements; and/or (vii) to retain all or a portion of the net proceeds of the Offering in cash and/or marketable securities as collateral for advances under any credit facility that may be used by the Company for any of the foregoing purposes, and if necessary to repay any advances under such credit facility.

Listing:

Prior to the Closing Date, the Company will obtain all necessary regulatory approvals for the completion of the Offering, including conditional listing approval of the Toronto Stock Exchange and listing approval of the NYSE American LLC of the listing of the Common Shares.

Eligibility for Investment:	Eligible under the usual Canadian statutes as well as for RRSPs, RESPs, RRIFs, TFSAs and DPSPs.
Closing Date:	Closing on a T+3 basis, on or about February 20, 2020 or such other date as the Company and Cantor, on behalf of the Underwriters, mutually agree (the “Closing Date”).
Standstill Period:

The Company shall not, without the prior written consent of Cantor, on behalf of the Underwriters, issue, offer to sell or otherwise dispose of or enter into any transaction to sell or issue or announce the issue of, any equity securities of the Company, or any securities convertible into, or exercisable, or exchangeable for, any equity securities of the Company, for a period of 90 days following the execution of the Underwriting Agreement (the “Expiry Date”), except: (i) pursuant to the Underwriting Agreement or any pre-existing obligation of the Company; or (ii) the issuance of options, share appreciation rights or restricted stock units to purchase Common Shares, or the issuance of Common Shares upon exercise of options or share appreciation rights or vesting of restricted stock units pursuant to any stock option, stock bonus or other equity compensation plans or arrangements described in the prospectus and the documents incorporated by reference therein.

Lock-Ups:

All directors and executive officers of the Company have agreed, subject to limited exceptions, not to offer, sell, transfer, pledge, assign, enter into any swap transactions or otherwise dispose of any equity securities of the Company owned, or any securities convertible into, or exercisable, or exchangeable for, any equity securities of the Company owned, directly or indirectly by such directors and executive officers, or publicly announce an intention to do any of the foregoing, until the Expiry Date, without the prior written consent of Cantor, on behalf of the Underwriters.

An investment in the Common Shares involves a high degree of risk and must be considered speculative due to the nature of the Company’s business and the present stage of exploration and development of certain of its properties. Prospective investors should carefully consider the risk factors described in the base shelf prospectus and prospectus supplement under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”. Financial statements incorporated herein by reference have been prepared in accordance with United States generally accepted accounting principles as issued by the Financial Accounting Standards Board. Prospective investors should be aware that the acquisition of the Common Shares described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States or Canada may not be described fully in the base shelf prospectus or prospectus. Prospective investors should read the tax discussion contained in the prospectus under the headings “Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.